SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

November 16, 2005

VIA FEDEX AND EDGAR

H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	The Hershey Company

Registration Statement on Form S-3

Filed September 16, 2005

File No. 333-128375

Form 10-K for the year ended December 31, 2004

Filed March 7, 2005

File No. 01-00183

Form 10-Q for the quarters ended April 1, 2005 and July 3, 2005 Filed May 11, 2005 and August 9, 2005, respectively

Dear Mr. Schwall:

On behalf of The Hershey Company, a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the United States Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show composite changes from the Registration Statement filed with the Commission on September 16, 2005.

The changes reflected in Amendment No. 1 include those made by the Company in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in your letter dated October 14, 2005 to Burton H. Snyder, Esq., Senior Vice President, General Counsel and Secretary of the Company, with respect to the Registration Statement. Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

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For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it. Capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 1. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 1, which includes the prospectus as revised.

In connection with our response, we are submitting the following materials:

1.	Three revised, clean courtesy copies of Amendment No. 1; and

2.	Three courtesy copies of Amendment No. 1, marked to show changes from the initial document filed on September 16, 2005.

General

1.	Where comments on one document or section also relate to disclosure in another document or section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

The Company notes the Staff’s comment and has made appropriate changes to the Registration Statement in accordance with the Staff’s comment. In addition, the Company undertakes to make parallel changes to all affected disclosure in all of the Company’s future filings.

2.	We note that you do not include a risk factors section in either your Form S-3 or your Form 10-K. But several factors appear to merit special emphasis. For example, you rely heavily on cocoa for your business. You disclose at page 4 of the Form 10-K that the Ivory Coast, the world’s largest cocoa-producing country, has experienced continued civil unrest, resulting in volatile market conditions. While it is unclear from your disclosure what percentage of your cocoa supply in recent periods has come from the Ivory Coast, it would appear that the potential disruption of the supply from such a substantial world supplier would necessarily have an adverse impact on your business and results of operations. Include enhanced disclosure regarding what percentage of your past, current and future cocoa needs you have obtained and expect to obtain from the Ivory Coast. Also include appropriate Risk Factors disclosure to identify the risks and potential harm to your business and results of operations that could result from the uncertain political situation in that country.

Another issue deserving of Risk Factors disclosure is the substantial control wielded by your largest shareholder and its ability to determine to a large degree your corporate direction. We note for example the aborted decision to put the company up for sale several years ago.

Disclose any trends towards substantially increased leverage as well as a decreased current asset to current liability ratio, along with the potential implications on your ability to continue to borrow or to repurchase your shares in the amounts contemplated. Similarly discuss any risks relating to current and future pension

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plan obligations, if material. We note the substantial increase in recent contributions to your plans as well as your widespread rationalization efforts in recent periods.

To the extent that your recent acquisitions make less likely your ability to achieve your stated goals regarding increased margin, as the disclosure at page 17 of your most recent Form 10-Q suggests, consider whether this represents merely a trend worthy of disclosure in your current MD&A section or also constitutes a risk.

Lastly, if there are any particular risks associated with the debt securities you will be offering, include those in the prospectus or corresponding prospectus supplement. For example, it appears that you are entitled to continue paying dividends and to incur substantial additional debt, even if those actions make less likely your ability to satisfy the terms of the debt you are issuing.

The Company advises the Staff that, at the present time, the Company does not believe any of the issues referenced above pose a material risk to the Company. Consequently, the Company does not intend to disclose these risk factors in the Registration Statement. However, if the current facts or circumstances change, the Company will include such disclosures in its Annual Report on Form 10-K or a Prospectus Supplement, as appropriate. However, the Company supplementally advises the Staff of the following in connection with each of the issues referenced in Comment 2 above:

a.	Cocoa Production in the Ivory Coast. As noted on page 4 of the Company’s 2004 Annual Report on Form 10-K, “Continued civil unrest in the world’s largest cocoa producing country, the Ivory Coast, has resulted in volatile market conditions, but has not materially affected the harvesting and marketing of the cocoa crop.” Further, as disclosed on page 4, “The Company believes that the supply of raw materials is adequate to meet its manufacturing requirements.”

While civil unrest in the Ivory Coast has resulted in volatile prices, the Company does not believe that there is a material risk related to its supply of cocoa. Though the Company believes significant disruption of cocoa supplies from the Ivory Coast is unlikely, in the event such disruption does occur, the Company believes adequate supplies would be available because current physical cocoa stocks in consuming countries equal approximately 50% of the annual worldwide consumption. In the Company’s view, these current physical cocoa stocks would provide a significant supply buffer to any delay or reduction in cocoa exports from the Ivory Coast. Moreover, historically there have been numerous examples of weather catastrophes, crop disease, civil disruptions, embargoes and other problems in cocoa producing countries that have never resulted in total loss of a particular producing country’s cocoa crop and/or exports. In addition, in the case of the Ivory Coast, the Company believes that a complete disruption of cocoa supplies is extremely unlikely given the country’s heavy reliance on the exportation of cocoa as a source of its revenue and foreign currency.

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The Company also believes that it has other alternatives to purchase cocoa from other countries, if necessary. For example, the Company could, as it has on numerous occasions in the past, purchase cocoa from Ghana, Indonesia, Ecuador, Nigeria, Brazil or Cameroon. These alternatives mitigate substantially the risk that sufficient quantities of cocoa would not be available to meet the Company’s manufacturing requirements in the unlikely event that there is a disruption in cocoa supplies from the Ivory Coast.

b.	Control of the Company by the Hershey Trust Company, as Trustee for the benefit of Milton Hershey School (the “Milton Hershey School Trust”). The Milton Hershey School Trust maintains voting control over the Company. However, the Milton Hershey School Trust has not taken an active role in setting policy for the Company, nor has it exercised influence with regard to the ongoing business decisions of the Company’s board of directors or management. As disclosed in the Company’s filings, the Milton Hershey School Trust decided to explore the sale of the Company in June 2002 but subsequently decided to terminate the sale process in September 2002. In connection with these events, Pennsylvania enacted legislation that would require state Attorney General approval and, if challenged by the state Attorney General, court approval prior to any sale of the Company. Therefore, the Company does not currently consider the majority control by the Milton Hershey School Trust to be a risk factor that needs to be disclosed at this time.

c.	Leverage, Current Asset to Current Liability Ratio and Pension Obligations. During 2005, the Company increased leverage due primarily to one-time transactions. Though minor with respect to overall financing requirements, the Company acquired two small companies that will allow it to expand and improve its position in the premium chocolate market. After limited activity in 2004, the Company has increased its share repurchases to offset stock-option-related dilution and enhance shareholder value. Lastly, the Company made contributions to its pension plans that enabled it to realize tax benefits while also allowing it to meet its funded status objectives. Given the Company’s historically strong cash flows, the Company expects its liquidity ratios and leverage to improve in the fourth quarter of 2005 and in 2006. The Company’s proven strong financial performance supports its ability to access capital markets. The Company continues to experience strong demand for its commercial paper and bonds and does not foresee any impediments to its ability to raise capital.

d.	Recent Acquisitions. While recent business acquisitions have had a near-term impact on the achievement of the Company’s goals for margin improvement, plans are being put in place to improve the profitability of these businesses. The Company believes that the disclosure of the short-term impact on the Company’s margins is important and, therefore, the Company disclosed the expected impact on page 34 of its 2004 Annual Report on Form 10-K, as well as the impact in each 2005 quarterly period in the MD&A section of its Quarterly Reports on Form 10-Q. However, the Company does not believe that a reduction in margins resulting from recent acquisitions represents a trend that constitutes a material risk to the Company.

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e.	Debt Securities. If there are any particular risks associated with the Debt Securities the Company will be offering, the Company undertakes to include those in a corresponding Prospectus Supplement.

Form S-3

Prospectus Cover Page

3.	You indicate that the Debt Securities may be listed for trading. If you are in the process of making any applications in that regard, please advise us of the status in each case. Also explain the statement at page 9 under “Legal Matters” which suggests that underwriters may already have been identified. We may have additional comments.

The Company confirms that it has not made any application to list, and at this time does not plan to list, the Debt Securities for trading.

In addition, the Company confirms that at this time no underwriter has been identified in connection with any offering of Debt Securities. The statement at page 9 of the Registration Statement under “Legal Matters” serves to disclose only that the Company has designated Cleary Gottlieb Steen & Hamilton LLP, New York, New York, as underwriters’ counsel for any future offerings. The Company will choose the underwriter or underwriters for any offering of Debt Securities at the time of a shelf take-down of Debt Securities and will disclose the name of any such underwriters as well as any applicable commission or discounts in the relevant Prospectus Supplement.

Documents Incorporated by Reference, page 1

4.	For purposes of clarity, we suggest that you specify the periods involved and dates filed in each case. Separately list each incorporated document, including amendments.

The Registration Statement has been amended to reflect the Staff’s comment. See page 1 of Amendment No. 1.

Description of Debt Securities, page 2

5.	Define “original issue discount” when you first use the term. In the case of Original Issue Discount Securities, advise us of your consideration to including an opinion as to the tax effects of such securities. Also confirm that you will file a new “clean” legality opinion with each issuance of securities, which opinion will not include the assumptions relating to the future issuance and approvals required.

In response to the Staff’s comment, the Company has defined “Original Issue Discount Security” under the heading “Definitions” on page 4 of Amendment No. 1 and added disclosure on page 3 of Amendment No. 1. The Company advises the Staff that currently it does not intend to include an opinion as to the tax consequences of Original Issue

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Discount Securities and does not believe that it is current market practice to provide such an opinion. As noted on page 3 of Amendment No. 1, the Company will describe any special United States federal income tax consequences of Original Issue Discount Securities offered in the applicable Prospectus Supplement relating to any such securities.

In addition, the Company confirms that it will file, or cause to be filed on its behalf, a new “clean” legality opinion with each issuance of securities, which opinion will not include the assumptions relating to the future issuance and approvals required.

Signatures

6.	Rather than using initials for all signatories, please include each individual’s first name as well.

The Registration Statement has been amended to reflect the Staff’s comment. See the signature pages of Amendment No. 1. In addition, the Company undertakes to include each individual’s first name for all signatories in all of the Company’s future filings.

Form 10-K for the Year Ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 16

7.	We note your explanation of the lower effective tax rate in 2004 due to the adjustment to contingency reserves from the settlement of tax audits related to the deductibility and timing of certain expenses. We also note your statutory income tax reconciliations provided in the income tax footnotes to your financial statements for the years 1999 through 2004.

With regard to each of the items settled in these audits, tell us:

•	the nature and amount of each item of income or expense,

•	the years in which each item arose,

•	the amount of the tax reserve associated with each item,

•	your classification of each item as a temporary or other than temporary item as it relates to your SFAS 109 income tax disclosure,

•	the effect that each such tax reserve item had in your effective income tax rate reconciliation, and

•	the rationale for such classification

In addition, tell us how you have accounted for and disclosed in your financial statements and footnotes any tax benefits associated with non-qualified stock option exercises.

We may have further comment.

Securities and Exchange Commission Page 7	November 16, 2005

The Company supplementally advises the Staff of the following regarding items that were settled as a result of the aforementioned tax audits. All such items were classified as other than temporary because reported amounts of such items in the financial statements will not result in taxable or deductible amounts in future periods.

Items Settled in All Audits:

($ in millions)

	1999	2000	2001		2002	2003	2004	Total	Impact on Tax Rate
Charges to Tax Provision:
Valuation of Non-cash Contributions	$2.9	$3.6	$2.7		$—	$—	$—	$9.2	(1.1)%
Deductibility of Costs of Business Process Changes	2.9	—	3.3		3.2	3.2	—	12.6	(1.5)%
Deductibility of Fees Paid to Prior Business Owners	2.0	1.6	1.6		—	—	—	5.2	(.6)%
Transfer Pricing Issues	1.4	1.5	3.3		—	—	—	6.2	(.8)%
Income Allocation Issues Among States	4.0	.1	.1		—	—	—	4.2	(.5)%
Interest on Tax Assessments	—	2.0	4.2		7.4	6.3	.2	20.1	(2.4)%

Total Tax Reserve Charges to Tax Provision	13.2	8.8	15.2		10.6	9.5	.2	57.5	(6.9)%

Tax Rate Impact of Above Reserves By Year	1.8%	1.6%	4.4	%(a)	1.7%	1.3%	—

Internal Revenue Service Refund, net of assessments							3.6	3.6	(.4)%

								61.1	(7.3)%

Charges to Goodwill:

Acquisition Tax Attributes	8.4	—	—		—	—	—	8.4
Acquisition Valuation	1.0	3.2	—		—	—	—	4.2

Total Charges to Goodwill	9.4	3.2	—		—	—	—	12.6

	$22.6	$12.0	$15.2		$10.6	$9.5	$3.8	$73.7

(a)	The tax rate impact would have been 2.5% excluding the effect of the 2001 business realignment initiatives and sale of the Luden’s throat drop business.

The Company advises the Staff that its policy is to accrue interest on tax assessments as a component of income tax expense.

The charges to goodwill were accounted for in accordance with paragraph 40 of Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, which states that income tax uncertainties related to an acquisition (for example, an uncertainty related to the tax basis of an acquired asset that will ultimately be agreed to by the taxing authority) shall be accounted for in accordance with SFAS No. 109, Accounting for Income Taxes (SFAS No. 109). In accordance with paragraph 30 of SFAS No. 109, changes in such uncertainties after the acquisition date shall be applied first to reduce goodwill related to the acquisition. This accounting treatment is consistent with EITF No. 93-7, Uncertainties Related to Income Taxes in a Purchase Business Combination, which states that “At the date of a change in management’s best estimate of

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the ultimate tax basis of acquired assets, liabilities, and carryforwards, and at the date that the tax basis is settled with the tax authority, deferred tax assets and liabilities should be adjusted to reflect the revised tax basis and the amount of any settlement with the tax authority for prior-year income taxes. The effect of those adjustments should be applied to increase or decrease the remaining balance of goodwill attributable to that acquisition.”

In accordance with paragraphs 16 and 17 of Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees, an amount that is deductible for income tax purposes that does not affect net income should be included in additional capital. Accordingly, with respect to the accounting for tax benefits associated with non-qualified stock options, such benefits are accounted for as a charge to accrued income taxes and a credit to additional paid-in capital. The impact of such tax benefits is included under the caption “Exercise of stock options” disclosed on the Consolidated Statements of Stockholders’ Equity, the details of which are presented below:

Impact on Additional Paid-in Capital from Stock Options Exercises

	2002	2003	2004
Value of treasury stock issued, net of proceeds from exercise of stock options	$(26,582)	$(13,487)	$(1,441)
Tax benefit from exercise of stock options	23,065	15,006	24,689

Impact from exercise of stock options	$(3,517)	$1,519	$23,248

The charges to additional paid-in capital relate to the value of the Company’s treasury stock which was reissued in connection with stock options exercises, reduced by the proceeds received for the options exercised.

Off-Balance Sheet Arrangements, Contractual Obligations . . . , page 21

8.	Make a statement as to what source(s) you expect to use to fund these obligations.

The Company advises the Staff that it will disclose the sources needed to fund these obligations in future filings. Such sources primarily include cash provided from operations, short-term and long-term borrowings.

Directors and Executive Officers of the Registrant, page 76

9.	Your disclosure is ambiguous with regard to several periods in the five year sketches. To the extent that there are gaps of two months or more in any sketch you include or incorporate by reference, revise to cover all periods during the five years, as Item 401 of Regulation S-K requires.

The Company advises the Staff that there were no gaps regarding the positions held by Executive Officers of the Company during the last five years. In future filings, the Company will include the month and year of the periods during which each position was held.

* * * * * * * * * *

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Please do not hesitate to call A.J. Kess at 212-455-2711 or Reza Odouli at 212-455-2693 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP
SIMPSON THACHER & BARTLETT LLP

cc:	U.S. Securities and Exchange Commission

        Gary Newberry

        April Sifford

        Jason Wynn

        Timothy Levenberg